Exhibit 99.1

Oncolytics Biotech® Inc. Announces Third Quarter 2014 Results

CALGARY, Nov. 6, 2014 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC, NASDAQ:ONCY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the third quarter ended September 30, 2014.

"During the quarter we reported on interim data that suggests that patients with a selected biomarker, in this case mutant KRAS, may derive benefit from REOLYSIN® in a randomized clinical study," said Dr. Brad Thompson, President and CEO of Oncolytics. "Biomarkers are playing an increasingly important role in predicting, following and treating cancer. We are examining their role in our other ongoing randomized clinical studies. Subsequent to quarter end, we established two financing facilities that will allow us to incrementally access capital in the quarters ahead."

Selected Highlights

Since July 1, 2014, selected highlights announced by the Company include:

Clinical Program

•	Reported interim overall and KRAS-mutated patient data from an NCI-sponsored randomized Phase II study of REOLYSIN® in combination with carboplatin and paclitaxel in patients with recurrent or metastatic pancreatic cancer (NCI-8601). There was no difference of note in the overall patient population. In the patient population that had mutations in the KRAS gene (n = 23 in the control arm, n = 21 in the test arm), the median progression free survival in the test arm was 5.72 months (95% CI on the Kaplan-Meier curve = 3.187 to 6.767) versus 4.11 months in the control arm (95% CI on the Kaplan-Meier curve = 1.938 to 6.176). This translates into a 1.61 month (39%) improvement in median progression free survival in the test arm versus the control arm;
•	Reported that patient enrollment had been completed in an ongoing, NCI-sponsored randomized Phase II study of REOLYSIN® in combination with paclitaxel in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer (GOG-186H). The Company awaits early data from this study;

Financial

•	At September 30, 2014 the Company reported $17.0 million in cash, cash equivalents and short-term investments; and
•	Subsequent to quarter end, amendments to the previously announced share purchase agreement with Lincoln Park Capital Fund, LLC and entry into a $20 million "at-the-market" equity distribution agreement with Canaccord Genuity Inc.
ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30, 2014 $	December 31, 2013 $
Assets
Current assets
Cash and cash equivalents	15,012,968	25,220,328
Short-term investments	2,031,685	2,001,644
Accounts receivable	84,865	105,853
Prepaid expenses	405,475	361,743
Total current assets	17,534,993	27,689,568

Non-current assets
Property and equipment	543,525	532,459
Total non-current assets	543,525	532,459

Total assets	18,078,518	28,222,027

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	3,298,610	6,008,661
Total current liabilities	3,298,610	6,008,661

Shareholders' equity
Share capital Authorized: unlimited Issued:
September 30, 2014 – 89,566,597
December 31, 2013 – 84,803,818	235,040,463	228,612,564
Warrants	—	376,892
Contributed surplus	25,738,527	24,491,212
Accumulated other comprehensive income	188,140	79,698
Accumulated deficit	(246,187,222)	(231,347,000)
Total shareholders' equity	14,779,908	22,213,366
Total liabilities and equity	18,078,518	28,222,027

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $
Expenses
Research and development	3,571,939	5,001,972	11,305,328	13,923,323
Operating	1,105,274	1,222,157	3,706,343	4,107,650
Operating loss	(4,677,213)	(6,224,129)	(15,011,671)	(18,030,973)
Interest	39,937	110,479	178,177	290,806
Loss before income taxes	(4,637,276)	(6,113,650)	(14,833,494)	(17,740,167)
Income tax expense	668	—	(6,728)	—
Net loss	(4,636,608)	(6,113,650)	(14,840,222)	(17,740,167)
Other comprehensive income items that may be reclassified to net loss

Translation adjustment	100,461	(33,513)	108,442	74,126

Net comprehensive loss	(4,536,147)	(6,147,163)	(14,731,780)	(17,666,041)
Basic and diluted loss per common share	(0.05)	(0.07)	(0.17)	(0.21)
Weighted average number of shares (basic and diluted)	88,592,863	84,758,818	86,786,937	83,112,919

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and other comprehensive income	—	—	—	74,126	(17,740,167)	(17,666,041)
Issued, pursuant to a bought deal financing	30,218,797	—	—	—	—	30,218,797
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	191,356	—	—	—	191,356
As at September 30, 2013	228,513,564	24,282,934	376,892	17,011	(225,554,520)	27,635,881

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	108,442	(14,840,222)	(14,731,780)
Issued, pursuant to Share Purchase Agreement	6,427,899	—	—	—	—	6,427,899
Expired warrants	—	376,892	(376,892)	—	—	—

Share based compensation	—	870,423	—	—	—	870,423
As at September 30, 2014	235,040,463	25,738,527	—	188,140	(246,187,222)	14,779,908

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $

Operating Activities
Net loss for the period	(4,636,608)	(6,113,650)	(14,840,222)	(17,740,167)
Amortization - property and equipment	39,904	41,205	118,073	91,351
Share based compensation	199,821	(59,497)	870,423	191,356
Unrealized foreign exchange loss (gain)	243,290	34,179	193,301	(63,670)
Net change in non-cash working capital	(261,622)	(412,109)	(2,701,103)	(2,508,562)
Cash used in operating activities	(4,415,215)	(6,509,872)	(16,359,528)	(20,029,692)
Investing Activities
Acquisition of property and equipment	(113,782)	(103,512)	(131,001)	(250,814)
Purchase of short-term investments	—	—	(30,041)	(32,416)
Cash used in investing activities	(113,782)	(103,512)	(161,042)	(283,230)
Financing Activities
Proceeds from exercise of stock options and warrants	—	—	—	104,989
Proceeds from Share Purchase Agreement	2,736,749	—	6,427,899	—
Proceeds from public offering	—	—	—	30,218,797
Cash provided by financing activities	2,736,749	—	6,427,899	30,323,786
Increase in cash	(1,792,248)	(6,613,384)	(10,092,671)	10,010,864
Cash and cash equivalents, beginning of period	16,880,730	36,153,277	25,220,328	19,323,541
Impact of foreign exchange on cash and cash equivalents	(75,514)	(67,692)	(114,689)	137,796
Cash and cash equivalents, end of period	15,012,968	29,472,201	15,012,968	29,472,201

To view the Company's 2014 Third Quarter Interim Consolidated Financial Statements, related Notes to the Interim Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2014 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc.. Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 06-NOV-14